

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

<u>Via U.S. Mail</u>
Michael J. Graham
Executive Vice President and Chief Financial Officer
Career Education Corporation
231 N. Martingale Road
Schaumburg, Illinois 60173

      Re: Career Education Corporation
              Form 10-K for fiscal year ended December 31, 2010
              Filed February 22, 2011
              File No. 000-23245

Dear Mr. Graham:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Terry French for

                    Larry Spirgel
                    Assistant Director

cc: <u>Via E-mail</u>
       Gail Rago
       Jeffrey Ayers